

Mail Stop 3720

April 12, 2016

Wei Wang
Chief Executive Officer
Chineseinvestors.com, Inc.
4880 Havana Street, Suite 102
Denver, CO 80239

      Re: Chineseinvestors.com, Inc.
              Form 10-K for the Fiscal Year Ended May 31, 2015
              Filed August 31, 2015
              Form 10-Q for the Fiscal Quarter Ended November 30, 2015
              Filed January 14, 2016
              Response Dated March 25, 2016
              File No. 000-54207

Dear Mr. Wang:

      We have reviewed your March 25, 2016 amendments in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2015

Business

General Development of Business, page 1

1.   We note your response to comment 1. We reiterate our request that you provide additional information regarding the operation and scope of your "investor relations" services. Please provide detailed disclosure that clearly shows what precise services are provided by Chineseinvestors.com and what benefits are gained by your clients. It is still

unclear how revenue is generated from these services. In addition to your "investor relations" services, please also clearly define the scope of the following services that you reference in your annual report:

- "Consulting services"
- "Corporate support service"
- "Corporate awareness"
- "General stock support"
- "Additional services within [our] current business channel"
- "Investor Awareness service"

It is unclear the degree to which these services are standalone or partially overlap with other referenced services.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

2.   We note your response to comment 2. It appears that you have not included "a fuller description of the private placements of the Company's securities over the last three years" as stated in your response to our comment. The disclosure that your reference as being in your financial statements also does not appear to have been included in your amended filing. Please include: 1.) the Item 701 description and 2.) the additional financial statement disclosure outlined in your response to our comment.

Item 10. Directors, Executive Officers and Corporate Governance, page 14

3.   We note your response to comment 3. It appears that you have not supplemented your disclosure to include the purchases made by Warren Wang (based upon the Forms 3, 4, and 5, that he has filed). Please advise or revise.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 17

4.   We note that your beneficial ownership table includes the percentages of common stock owned by your officers and directors both "before [an] offering" and "after [an] offering." Please advise or revise.

Statements of Cash Flows, page F-6

2. Critical Accounting Policies and Estimates

Investments, available for sale, in affiliate, page F-9

5.   We have considered your response to Comment 10 and note following from the Medicine Man Technologies, Inc. prospectus dated September 30, 2015:

- Andrew Williams, Peter Williams and *ChineseInvestors.com*, Inc. are identified as Medicine Man Technologies' "principal shareholders";
- Medicine Man Technologies discloses that its "*principal shareholders* have the ability to *significantly influence* or control matters requiring a shareholder vote and other shareholders may not have the ability to influence corporate transactions" [emphasis ours];
- Identified members of the Williams family appear to own approximately 41.8% of Medicine Man Technologies' common shares as of September 30, 2015;
- "Mr. Roper was appointed [to the Board of Directors of Medicine Man Technologies] as a result of his activity as *the primary author and founder* of [Medicine Man's] business" and because "(h)e has devoted over a year to learning the business metrics and develop cultivation experience" [emphasis ours];
- Your Chief Operating Officer, Mr. Brett Roper, was the only employee and member of Medicine Man Technologies' management team to "devote a substantial amount of time to (Medicine Man's) business";
- Andrew Williams "devotes approximately 10% of his time to (Medicine Man's) affairs";
- After serving together with Mr. Roper on your Board of Directors, as representatives of Hollingsworth LLC, as early as March 2002 and then since April 2010, your former interim CEO, Mr. James Toreson, was appointed in March 2015 to the Medicine Man Technologies Board of Directors after you acquired 2,800,000 common shares of Medicine Man Technologies. This was shortly before its initial filing of Form S-1 under the Securities Act; and
- After serving as your Chief Financial Officer since July 2010, Mr. Dickman joined Medicine Man Technologies as its Chief Financial Officer in March 2016, and shortly before its initial filing of Form S-1 under the Securities Act.

It appears to us, based upon these facts and circumstances and your percentage ownership, you should account for your investment in Medicine Man Technologies under the equity method. Please revise you policy and restate your historical financial statements for all periods accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications